WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Financial Statements and Supplemental Schedules

December 31, 2020

(With Report of Independent Registered Public Accounting Firm Thereon)

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2020

(1) Summary of Significant Accounting Policies

(a) Organization

Waddell & Reed, Inc. ("W&R Inc."), a broker-dealer and investment adviser, and subsidiaries (the Company, we, our, and us) derive revenues primarily from wealth management services, investment product distribution, and shareholder services administration provided to the Ivy Funds, Ivy Variable Insurance Portfolios ("Ivy VIP") and the InvestEd Portfolios ("InvestEd") (collectively the "Funds"). The Company was also the underwriter for InvestEd up until September 1, 2020 when the Company was replaced as the underwriter by an affiliated company Ivy Distributors, Inc., who is also the underwriter for the Ivy Funds and Ivy VIP. W&R Inc.'s wealth management services includes financial planning services and offering a variety of products to clients including fee-based asset allocation advisory products, mutual funds, general securities, 529 college savings plans, retirement plans, annuities and insurance products. The Funds operate under various rules and regulations set forth by the United States Securities and Exchange Commission (the SEC). Shareholder service fees for the Funds are provided under the shareholder servicing and accounting agreements that set forth the fees to be charged for these services. The majority of these agreements are subject to annual review and approval by each Fund's board of trustees. Our revenues are largely dependent on the total value and composition of assets under management ("AUM") and assets under administration ("AUA"). Accordingly, fluctuations in financial markets and composition of AUM and AUA can significantly impact our revenues and results of operations. The Company is an indirect wholly owned subsidiary of Waddell & Reed Financial, Inc. ("WDR"), a publicly traded company.

Prior to September 1, 2020, the Company's underwriting agreement with InvestEd allowed the Company the exclusive right to distribute redeemable shares of InvestEd on a continuous basis. In addition, the Company receives Rule 12b-1 asset-based service and distribution fees from certain of the Funds for purposes of advertising and marketing the shares of such funds and for providing shareholder-related services. The Company must pay certain costs associated with underwriting and distributing the Funds, including commissions and other compensation paid to independent financial advisors, sales force management, and other marketing personnel, compensation paid to other broker-dealers, plus overhead expenses relating to field offices, sales programs, and the costs of developing and producing sales literature and printing of prospectuses, which may be either partially or fully reimbursed by certain of the Funds. The Funds are sold in various classes that are structured in ways that conform to industry standards.

The Company operates its investment advisory business and its transfer agency and accounting services business through its primary subsidiary, Waddell & Reed Services Company.

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2020

On December 2, 2020, WDR announced a merger agreement with Macquarie Asset Management, the asset management division of Macquarie Group. Subject to the terms and conditions of the Agreement and Plan of Merger (the "Merger Agreement") by and among WDR, Macquarie Management Holdings, Inc. ("Macquarie"), Merry Merger Sub, Inc. ("Merger Sub") and (solely for limited purposes) Macquarie Financial Holdings Pty Ltd, Merger Sub will be merged with and into WDR (the "merger") with WDR surviving the merger as a wholly-owned subsidiary of Macquarie. Pursuant to the Merger Agreement, at the effective time of the merger, each share of WDR's Class A common stock issued and outstanding immediately prior to the effective time will be converted into the right to receive $25.00 per share in cash, without interest and subject to any withholding of taxes required by applicable law in accordance with the Merger Agreement. On completion of the merger, Macquarie intends to sell our wealth management business to LPL Holdings Inc. The proposed merger is expected to close by the end of April 2021, subject to regulatory approvals, WDR stockholder approval and other customary closing conditions.

During the year, we incurred merger-related costs of $7.7 million related to increased compensation from mark-to-market adjustments on outstanding restricted share units as a result of the increase in share price of WDR Class A common stock, retention award accruals, higher cash incentive payments, and project-related asset impairments all related to the proposed acquisition of WDR by Macquarie.

(b) Basis of Presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and include the accounts of the Company and its subsidiaries, all of which are wholly owned. All intercompany accounts and transactions have been eliminated in consolidation. Amounts in the accompanying financial statements and notes are rounded to the nearest thousand unless otherwise stated.

The Company has evaluated subsequent events through February 19, 2021, the date that these consolidated financial statements were issued and determined there are no other items to disclose.

(c) Use of Estimates

GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses in the consolidated financial statements and accompanying notes, and related disclosures of commitments and contingencies. Estimates are used for, but are not limited to depreciation and amortization, income taxes, valuation of assets, postretirement obligations, and contingencies. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment. Actual results could differ from those estimates.

(d) Cash, Cash Equivalents, and Restricted Cash

Cash and cash equivalents include cash on hand and short-term investments. We consider all highly liquid investments with maturities upon acquisition of 90 days or less to be cash equivalents. Cash and

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2020

cash equivalents-restricted represents cash held for the benefit of customers and non-customers segregated in compliance with federal and other regulations.

(e) *Disclosures about Fair Value of Financial Instruments*

Fair value of cash and cash equivalents, cash and cash equivalents – restricted, receivables, and payables approximates carrying value. Fair values for investment securities are based on quoted market prices, where available. Otherwise, fair values for investment securities are based on Level 2 or Level 3 inputs detailed in Note 4.

(f) *Investment Securities and Investments in Funds*

Our investments are comprised of debt and equity securities and investments in sponsored funds. Sponsored funds, which include the Ivy Funds, are investments we have made for both general corporate investment purposes and to provide seed capital for new investment products. The Company has classified its investments in certain sponsored funds as trading securities since the Company owns less than 20% of the fund.

For debt securities and equity securities classified as trading, unrealized holding gains and losses are included in earnings. Realized gains and losses are computed using the specific identification method for investment securities, other than sponsored funds. For sponsored funds, realized gains and losses are computed using the average cost method.

(g) *Property and Equipment*

Property and equipment held and used are carried at cost. The costs of improvements that extend the life of a fixed asset are capitalized, while the costs of repairs and maintenance are expensed as incurred. Depreciation and amortization are calculated and recorded using the straight-line method over the estimated useful life of the related asset (or lease term, if shorter), generally four to 10 years for furniture and fixtures; one to 10 years for computer software; one to five years for data processing equipment; one to 30 years for buildings; two to 15 years for other equipment; and up to 15 years for leasehold improvements, determined by the lesser of the lease term or expected life. Property and equipment held for sale are carried at the lower of cost or fair value less cost to sell. No depreciation is recorded on assets held for sale.

(h) *Software Developed for Internal Use*

Certain internal costs incurred in connection with developing or obtaining software for internal use are capitalized in accordance with Accounting Standards Codification ("ASC") 350, *"Intangibles – Goodwill and Other Topic."* Internal costs capitalized are included in property and equipment, net in the consolidated balance sheet, and were $907 thousand at December 31, 2020. Amortization begins when the software project is complete and ready for its intended use and continues over the estimated useful life, generally one to 10 years.

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2020

At December 31, 2020, the Company had $2.7 million of capitalized implementation costs for hosting arrangements with $342 thousand of accumulated amortization in prepaid and other current assets on the balance sheet. Our hosting arrangements that are service contracts include internal and external costs related to various technology additions in support of our asset management and wealth management businesses. Amortization costs are recorded on a straight-line basis over the term of the hosting arrangement agreement. The year ended December 31, 2020, included merger-related asset impairments of $1.3 million related to capitalized software development costs for hosting arrangements for projects that were impacted by the proposed merger. These impairment charges are recorded in general and administrative expense in our consolidated statement of earnings.

(i) ***Goodwill***

Goodwill represents the excess of cost over fair value of the identifiable net assets of acquired companies. Goodwill assets are tested for impairment annually or more frequently if events or circumstances indicate that the carrying value may not be recoverable. Goodwill assets require significant management estimates and judgement, including the valuation determination in connection with the initial purchase price allocation and the ongoing evaluation for impairment. Additional information related to the goodwill is included in Note 5.

(j) ***Revenue Recognition***

Underwriting, Distribution, Shareholder Service Fees, and Revenue Sharing

Fee-based asset allocation products offer clients a selection of traditional asset allocation models, as well as features such as systematic rebalancing and client and advisor participation in determining asset allocation across asset classes. Underwriting and distribution fee-based asset allocation revenues are calculated monthly based upon beginning of month client assets and are earned over the period in which services are provided. Performance obligations are generally satisfied daily or monthly based on client assets.

Under a Rule 12b-1 service plan, the Funds may charge a maximum fee of 0.25% of the average daily net AUM for Funds Class B and C shares for expenses paid to broker-dealers and other sales professionals in connection with providing ongoing services to the Funds' shareholders and/or maintaining the Funds' shareholder accounts, with the exception of Funds' Class Y shares, which do not charge a service fee. The Funds' Class B and Class C shares may charge a maximum of 0.75% of the average daily net AUM under a Rule 12b-1 distribution plan to broker-dealers and other sales professionals for their services in connection with distributing shares of that class. The Fund's Class A shares may charge a maximum fee of 0.25% of the average daily net AUM under a Rule 12b-1 service and distribution plan for expenses detailed previously. The Company receives 12b-1 fees for Ivy Funds sold by independent financial advisors associated with the Company. The Rule 12b-1 plans are subject to annual approval by the Funds' board of trustees, including a majority of the disinterested members, by votes cast in person at a meeting called for the purpose of voting on such approval. All Funds may terminate the service and distribution plans at any time with approval of fund trustees or portfolio shareholders (a majority of either) without penalty.

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2020

Underwriting and distribution commission revenues resulting from the sale of investment products are recorded upon satisfaction of performance obligations, which occurs on the trade date. For certain types of investment products, primarily variable annuities, distribution revenues are generally calculated based upon average daily net AUM and AUA. When a client purchases Class A or Class E shares (front-end load), the client pays an initial sales charge of up to 3.50% of the amount invested, which is recognized at the time of the transaction. The sales charge for Class A or Class E shares typically declines as the investment amount increases. In addition, investors may combine their purchases of all fund shares to qualify for a reduced sales charge. When a client invests in a fee-based asset allocation product, Class I or Y shares are purchased at net asset value, and we do not charge an initial sales charge.

Underwriting and distribution revenues resulting from payments from advisors for office space, compliance oversight and affiliation fees are earned over the period in which the service is provided, which is generally monthly and is based on a fee schedule. Fees collected from advisors for various services are recorded in underwriting and distribution fees on a gross basis, as the Company is the principal in these arrangements.

Shareholder service fee revenue primarily includes transfer agency fees, custodian fees from retirement plan accounts, and portfolio accounting and administration fees. Transfer agency fees and portfolio accounting and administration fees are asset-based revenues or account-based revenues, while custodian fees from retirement plan accounts are based on the number of client accounts. Custodian fees, transfer agency fees and portfolio accounting and administration fees are earned upon completion of the service when all performance obligations have been satisfied.

The Company has a revenue sharing agreement with affiliates whereby, effective October 1, 2020, the Company receives 15 basis points on average assets under management for Ivy Funds sold by independent financial advisors associated with the Company. From January 1, 2020 to September 30, 2020, the Company received 25 basis points on gross sales of assets and 10 basis points on average assets under management for Ivy Funds sold by independent financial advisors associated with the Company. In addition, the Company receives revenue for providing accounting, information technology, legal, marketing, rent and other administrative services to affiliated companies.

(k) *Advertising and Promotion*

The Company expenses all advertising and promotion costs as the advertising or event takes place. Advertising expense was $139 thousand for the year ended December 31, 2020 and is classified in general and administrative expense on the consolidated statement of earnings.

(l) *Leases*

The Company has operating and finance leases for corporate and field office space and equipment. Our leases have remaining lease terms of less than one year to five years, some of which include options to extend leases for up to 20 years, and some of which include options to terminate the leases within one year. Certain leases include variable lease payments in future periods based on a market

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2020

index or rate. We determine if an arrangement is a lease at inception (or the effective date of ASU 2016-02, *Leases*). Operating lease assets and liabilities are included in other non-current assets, other current liabilities, and other non-current liabilities in our consolidated balance sheet at December 31, 2020. Finance leases are included in property and equipment, net, other current liabilities, and other non-current liabilities in our consolidated balance sheet.

Right-of-use ("ROU") assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at inception (or the effective date of ASU 2016-02) based on the present value of lease payments over the lease term. The Company uses an incremental borrowing rate based on the information available at inception (or the effective date of ASU 2016-02) in determining the present value of lease payments. The operating lease ROU assets also include any lease payments made and exclude lease incentives. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense is recognized on a straight-line basis over the lease term. We have lease agreements with lease and non-lease components, which we have elected not to separate. We have also elected the short-term lease recognition exemption for all leases that qualify. This means, for those leases that qualify, we will not recognize ROU assets or lease liabilities, and this includes not recognizing ROU assets or lease liabilities for existing short-term leases of those assets.

(m) Income Taxes

The Company files consolidated federal income tax returns with WDR. The Company's provision for income taxes has been made on the same basis as if the Company filed separate federal income tax returns using the maximum statutory rate applicable to the consolidated group. The Company is included in the combined state returns filed by WDR and also files separate state income tax returns in other state jurisdictions in which the Company operates that do not allow or require the affiliated group to file on a combined basis.

Income tax expense is based on pre-tax financial accounting income, including adjustments made for the recognition or derecognition related to uncertain tax positions. The recognition or derecognition of income tax expense related to uncertain tax positions is determined under the guidance as prescribed by ASC 740, "*Income Taxes*." Deferred tax assets and liabilities are recognized for the future tax attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. A valuation allowance is recognized to reduce deferred tax assets if, based on available evidence, it is more likely than not that all or some portion of the asset will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates that will be in effect when they are expected to be realized or settled. The effect on the measurement of deferred tax assets and liabilities of a change in income tax law is recognized in earnings in the period that includes the enactment date.

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2020

(2)   New Accounting Guidance

New Accounting Guidance Adopted

On January 1, 2020, the Company adopted ASU 2016-13, *Measurement of Credit Losses on Financial Instruments.* The ASU changes the impairment model for most financial assets and requires the use of an "expected loss" model for instruments measured at amortized cost. Under this model, entities are required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. The adoption of this ASU had an immaterial impact on our consolidated financial statements and related disclosures.

On January 1, 2020, the Company adopted ASU 2017-04, *Intangibles-Goodwill and Other: Simplifying the Test for Goodwill Impairment.* This ASU eliminates the second step from the goodwill impairment test. An entity should perform its goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity will recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value, but the loss cannot exceed the total amount of goodwill allocated to the reporting unit. The Company performed its annual goodwill impairment test during the year which confirmed the carrying value at December 31, 2020, however, this ASU did not impact the overall assessment.

On January 1, 2020, the Company adopted ASU 2018-15, *Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract*, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The Company adopted the provisions of this guidance using the prospective adoption approach, which does not require the restatement of prior years. The adoption of this ASU did not have a material impact on our operating income or net income as requirements under the standard are generally consistent with our current accounting for cloud computing arrangements, with the primary difference being the classification of certain information in our consolidated financial statements and related disclosures.

New Accounting Guidance Not Yet Adopted

In December 2019, the FASB issued ASU 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes*, which simplifies and improves the consistent application of the accounting for income taxes by removing certain exceptions to general principles and by clarifying and amending existing guidance. This ASU is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company expects to adopt the provisions of this guidance on January 1, 2021. We have concluded that the adoption of this ASU will have an immaterial impact on our consolidated financial statements and related disclosures.

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2020

(3) Revenue Recognition

All revenue recognized in the consolidated statement of earnings is considered to be revenue from contracts with customers. The vast majority of revenue is determined based on average assets and is earned daily, monthly or is transactional and is earned on the trade date. As such, revenue from remaining performance obligations is not significant. The following table depicts the disaggregation of revenue by product and distribution channel for the year ended December 31, 2020:

Underwriting and distribution fees		
Unaffiliated:		
Service and distribution fees	$	179
Total unaffiliated distribution fees	$	179
Wealth Management:		
Advisory fees	$	318,964
Service and distribution fees		59,547
Sales commissions		71,333
Other revenues		34,697
Total wealth management distribution fees		484,541
Total distribution fees	$	484,720
Shareholder service fees		
Total shareholder service fees	$	85,328
Revenue sharing and other services		
Total revenue sharing and other services	$	49,429
Total revenues	$	619,477

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2020

(4)   Investment Securities

Investments at December 31, 2020 are as follows (in thousands):

Trading securities:		
Commercial paper	$	9,801
Common stock		199
Corporate bonds		46,866
Mortgage-backed securities		1
Total investment securities	$	56,867

Maturities of Fixed Income Securities

Commercial paper, corporate bonds, and mortgage-backed securities accounted for as trading securities and held at December 31, 2020 mature as follows:

		Fair Value
Within one year	$	22,476
After one year but within five years		30,556
After 10 years		3,636
	$	56,668

For trading debt securities held at December 31, 2020, the net unrealized gains recognized were $0.3 million. For equity securities held at December 31, 2020, the net unrealized gains recognized were $38 thousand.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of the asset. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset. An individual investment's fair value measurement is assigned a level based upon the observability of the inputs that are significant to the overall valuation. The three-level hierarchy of inputs is summarized as follows:

- Level 1 – Investments are valued using quoted prices in active markets for identical securities.

- Level 2 – Investments are valued using other significant observable inputs, including quoted prices in active markets for similar securities.

- Level 3 – Investments are valued using significant unobservable inputs, including the Company's own assumptions in determining the fair value of investments.

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2020

Assets classified as Level 2 can have a variety of observable inputs. These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific asset to determine a value. The carrying amounts of commercial paper are measured at amortized cost, which approximates fair value due to the short-time between purchase and expected maturity of the investments. Depending on the nature of the inputs, these investments are generally classified as Level 1 or 2 within the fair value hierarchy. The fair value of corporate bonds is measured using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads and fundamental data relating to the issuer.

The following table summarizes our investment securities at December 31, 2020 that are recognized in our consolidated balance sheet using fair value measurements based on the differing levels of inputs.

	Level 1	Level 2	Level 3	Total
		(In thousands)		
Trading Securities:				
Commercial paper	$ —	9,801	—	9,801
Common stock	199	—	—	199
Corporate bonds	—	46,866	—	46,866
Mortgage-backed securities	—	1	—	1
Total	$ 199	56,668	—	56,867

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2020

(5)   Goodwill

Goodwill represents the excess of purchase price over the fair value of the tangible assets of an acquired business. Our goodwill is not deductible for tax purposes. Goodwill (considered indefinite-lived) at December 31, 2020 is $8.2 million. In 2020, the Company's annual impairment test indicated that goodwill is not impaired.

(6)   Property and Equipment

A summary of property and equipment at December 31, 2020 is as follows (in thousands):

			Estimated useful lives
Furniture and fixtures	$	14,660	4 – 10 years
Data processing equipment		17,015	1 – 5 years
Computer software		77,904	1 – 10 years
Equipment		4,711	2 – 15 years
Leasehold improvements		11,275	1 – 15 years
Building		7,312	1 – 30 years
Land		1,864	
Property and equipment, at cost		134,741	
Accumulated depreciation		(115,164)	
Property and equipment, net	$	19,577	

Depreciation expense for the year ended December 31, 2020 was $7.2 million, net of $4.0 million of intercompany reimbursements related to the Company's assets used in services performed for affiliates.

The year ended December 31, 2020, included merger-related asset impairments of $2.1 million related to capitalized software development costs for projects that were impacted by the proposed merger. During 2019, we classified certain assets as held for sale, including real property and aviation equipment which were recorded at estimated fair value less costs to sell. During the third quarter of 2020, the aviation equipment was sold. Assets held for sale at December 31, 2020 consist of $3.8 million of buildings and $1.9 million of land and are included in the property and equipment, net line item on the Company's consolidated balance sheet. The Company intends to actively pursue sale of these assets at market prices as soon as reasonably possible.

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2020

(7) Income Taxes

The provision for income taxes for the year ended December 31, 2020 consists of the following (in thousands):

Current taxes:		
Federal	$	8,382
State		1,521
		9,903
Deferred taxes		(2,868)
Provision for income taxes	$	7,035

The following table reconciles the statutory federal income tax rate to the Company's effective income tax rate:

Statutory federal income tax rate	21.0%
State income taxes, net of federal tax impact	8.5
Non-deductible expenses	32.9
Other items	(0.2)
Effective income tax rate	62.2%

An increase in executive officer non-deductible compensation in 2020 increased the rate impact of both state income taxes and non-deductible expenses.

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2020

The tax effect of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31, 2020 is presented as follows (in thousands):

Deferred tax assets:		
Accrued compensation	$	4,958
Property and equipment		4,584
Operating lease liabilities		3,644
State net operating loss carryforwards		3,224
Other accrued expenses		2,641
Unused state tax credits		2,115
Share-based compensation		1,779
Other		500
Total gross deferred tax assets		23,445
Deferred tax liabilities:		
Operating lease right-of-use assets	$	(3,259)
Prepaid expenses		(1,973)
Other		(498)
Total gross deferred tax liabilities		(5,730)
Valuation allowance		(4,002)
Net deferred tax asset	$	13,713

At December 31, 2020, the Company has net operating loss carryforwards in certain states in which the Company files on a separate company basis and has recognized a deferred tax asset for such loss carryforwards. The deferred tax asset, net of federal tax effect, related to the carryforwards is approximately $3.2 million at December 31, 2020. The carryforwards, if not utilized, will expire between 2020 and 2039. Management believes it is not more likely than not that the Company will generate sufficient future taxable income in certain states to realize the benefit of the net operating loss carryforwards, and accordingly, a valuation allowance in the amount of $3.2 million has been recorded at December 31, 2020. The Company has state tax credits of $2.1 million at December 31, 2020 that can be utilized in future tax years. Of these state tax credit carryforwards, $1.9 million will expire between 2024 and 2033 if not utilized and $0.2 million will expire in 2026 if not utilized. Management believes that it is not more likely than not that it will fully utilize some of these state tax credits before they expire and, accordingly, a valuation allowance in the amount of $0.8 million has been recorded at December 31, 2020.

At December 31, 2020, the Company had unrecognized tax benefits, including penalties and interest, of $0.7 million ($0.6 million net of federal benefit) that, if recognized, would impact the Company's effective tax rate. The unrecognized tax benefits that are not expected to be settled within the next 12 months are included in other liabilities in the accompanying consolidated balance sheet; unrecognized tax benefits that are expected to be settled within the next 12 months are included in income taxes receivable; and unrecognized

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2020

tax benefits that reduce a net operating loss, similar tax loss or tax credit carryforward are presented as a reduction to noncurrent deferred income taxes.

The following table summarizes the Company's reconciliation of unrecognized tax benefits (excluding penalties and interest) for the year ended December 31, 2020 (in thousands):

Balance at beginning of year	$	611
Increases during the year:		
Gross increases – tax positions in prior period		3
Gross increases – current period tax positions		6
Decreases during the year:		
Decreases due to lapse of statute of limitations		(15)
Balance at end of year	$	605

In the ordinary course of business, many transactions occur for which the ultimate tax outcome is uncertain. In addition, respective tax authorities periodically audit our income tax returns. These audits examine our significant tax filing positions, including the timing and amounts of deductions and the allocation of income among tax jurisdictions. The Company does not expect the resolution or settlement of any open audits, Federal or State, to materially impact its financial statements. The 2017-2020 federal income tax returns are open tax years that remain subject to potential future audit. State income tax returns for all years after 2016 and, in certain states, income tax returns for 2016, are subject to potential future audit by tax authorities in the Company's major state tax jurisdictions.

(8) Pension Plan and Postretirement Benefits Other Than Pension

Benefits payable under our noncontributory retirement plan that covered substantially all employees (the "Pension Plan") were based on employees' years of service and compensation during the final 10 years of employment. The Compensation Committee of WDR's Board of Directors ("Compensation Committee") approved an amendment to freeze the Pension Plan effective September 30, 2017. After September 30, 2017, participants in the Pension Plan ceased accruing additional benefits for future service or compensation. Participants retained benefits accumulated at September 30, 2017 in accordance with the terms of the Pension Plan. The Compensation Committee approved the termination of the Pension Plan, effective June 1, 2019. WDR is currently performing the administrative actions required to terminate the Pension Plan in a standard termination, as defined by the Pension Benefit Guaranty Corporation.

In connection with the termination of the Pension Plan, in July 2020, WDR contributed $3.7 million to the Pension Plan, of which $2.4 million was related to the Company. Payments were made in July 2020 from the Pension Plan to participants, beneficiaries and alternate payees that elected to receive a lump sum distribution and to the selected annuity provider that has assumed the liabilities of the Pension Plan. As part of the assumption of Pension Plan liabilities by the annuity provider, WDR removed the pension liability on its balance sheet and recorded a settlement loss in the amount of $1.3 million during 2020, of which $872

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2020

thousand was related to the Company. Other pension expenses allocated by WDR to the Company for the Pension Plan prior to the settlement for 2020 were $296 thousand.

The Company also participates in the WDR sponsored unfunded defined benefit postretirement medical plan. The medical plan is contributory with participant contributions adjusted annually. The contributions for each year represent claims paid for medical expenses. WDR amended this plan in 2016 to discontinue the availability of coverage for any individuals who retire after December 31, 2016, but allowed existing participants to retain retiree coverage under the plan. In aggregate, WDR allocated income of $158 thousand to the Company for the medical plan in 2020.

Net accrued postretirement medical plan costs in the amount of $543 thousand are recorded on the balance sheet of WDR at December 31, 2020, of which $287 thousand relates to the Company. Of the Company's total liability at December 31, 2020, $74 thousand is included in other current liabilities, while the remainder is long term in nature and is included in accrued postretirement costs.

(9) Employee Savings Plan

The Company participates in the WDR sponsored defined contribution plan that qualifies under Section 401(k) of the Internal Revenue Code to provide retirement benefits to substantially all of our employees. As allowed under Section 401(k), the plan provides tax-deferred salary deductions for eligible employees. The Company's matching contributions to the plan for the year ended December 31, 2020 were $2.9 million.

For the 2020 plan year, the Company approved a discretionary nonelective contribution in an amount equal to 2% of each participant's eligible compensation. These contributions, which were expensed during 2020, totaled $1.6 million and will be funded and allocated to participant accounts during the first quarter of 2021.

(10) Accumulated Other Comprehensive Income

The following table summarizes other comprehensive income activity related to the post-retirement medical liability for the year ended December 31, 2020 (in thousands):

Balance at December 31, 2019	$	884
Other comprehensive loss before reclassification		(244)
Amount reclassified from accumulated other comprehensive income		(127)
Net current period other comprehensive loss		(371)
Balance at December 31, 2020	$	513

Reclassifications from AOCI and included in net income are summarized in the table that follows for the year ended December 31, 2020:

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2020

	Pre-tax	Tax expense	Net of tax	Statement of earnings line item
		(In thousands)		
Reclassifications included in net income:				
Amortization of post retirement benefits	$ 168	(41)	127	Compensation and benefits
Total	$ 168	(41)	127	

(11) Uniform Net Capital Rule Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15.0 to 1.0. A broker-dealer may elect to not be subject to the Aggregate Indebtedness Standard of paragraph (a)(1)(i) of Rule 15c3-1, in which case net capital must exceed the greater of $250 thousand or 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for broker-dealers. The Company made this election and is not subject to the aggregate indebtedness ratio at December 31, 2020. At December 31, 2020, the Company had net capital of $60.4 million that was $60.1 million in excess of its required net capital of $250 thousand. The primary difference between net capital and stockholder's equity are the nonallowable assets, including equity in subsidiaries, that are excluded from net capital. See Schedule I for additional information regarding net capital.

(12) Rule 15c3-3 Exemption

The Company does not hold customer funds or safekeep customer securities and is therefore exempt from Rule 15c3-3 of the SEC under subsection (k)(2)(i), (k)(2)(ii), and pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company did not have any customers' fully paid securities and excess margin securities that were not in the Company's possession or control at December 31, 2020 for which instructions to reduce to possession or control had been issued at December 31, 2020, but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 of the Securities Exchange Act of 1934. The Company also did not have any customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued at December 31, 2020, excluding items arising from "temporary lags that result from normal business operations" as permitted under Rule 15c3-3 of the Securities Exchange Act of 1934.

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2020

(13) Leases

The Company has operating and finance leases for corporate and field office space and equipment.

The components of lease expense were as follows:

	For the Year Ended December 31, 2020
	(in thousands)
Operating Lease Cost	$ 10,316
Finance Lease Cost:	
Amortization of ROU assets	$ 148
Interest on lease liabilities	14
Total	$ 162

Supplemental cash flow information related to leases was as follows:

	For the Year Ended December 31, 2020
	(in thousands)
Cash paid for amounts included in the measurement of lease liabilities:	
Operating cash flows from operating leases	$ 11,437
Operating cash flows from finance leases	14
Financing cash flows from finance leases	170
ROU assets obtained in exchange for lease obligations:	
Operating leases	665
Finance leases	10

(Continued)

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2020

Supplemental balance sheet information related to leases was as follows:

	December 31, 2020 (in thousands, except lease term and discount rate)
Operating Leases:	
Operating lease ROU assets (Other non-current assets)	$ 13,461
Other current liabilities	$ 6,247
Other non-current liabilities	8,812
Total operating lease liabilities	$ 15,059
Finance Leases:	
Property and equipment, gross	$ 273
Accumulated depreciation	(238)
Property and equipment, net	$ 35
Other current liabilities	$ 30
Other non-current liabilities	5
Total finance lease liabilities	$ 35
Weighted average remaining lease term:	
Operating leases	4 years
Finance leases	1 year
Weighted average discount rate:	
Operating leases	4.08%
Finance leases	6.00%

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2020

Maturities of lease liabilities are as follows:

	Operating Leases	Finance Leases
	(in thousands)	
Year ended December 31,		
2021	6,731	31
2022	2,834	5
2023	2,122	—
2024	2,090	—
Thereafter	2,613	—
Total lease payments	16,390	36
Less imputed interest	(1,331)	(1)
Total	$ 15,059	35

(14)   Related Party Transactions

The current amounts due from affiliates at December 31, 2020 includes noninterest-bearing advances for current operating expenses and commissions due from the sales of affiliates' products. The current amounts due to affiliates at December 31, 2020 include amounts due for administrative and other services.

The amount classified as income tax receivable at December 31, 2020 consists entirely of amounts due from WDR for tax allocations.

The Company earns shareholder service fees revenue by providing various services to the Ivy Funds and their shareholders pursuant to a shareholder servicing agreement with each Fund. These agreements are approved or renewed on an annual basis by each Fund's board of trustees, including a majority of the disinterested members. Funds and separate accounts receivable includes amounts due from the Funds for aforementioned services. Accordingly, during 2020, the Company recorded $85.3 million which is captured within shareholder service fees.

The Company earns point of sale commissions and Rule 12b-1 fees on sales of the Funds by licensed independent financial advisors associated with the Company. The Company was program manager for the InvestEd 529 plan until August 31, 2020 and earned point of sale commission from the sale of Class E shares of certain Ivy Funds by licensed independent financial advisors associated with the Company and financial intermediaries that have entered into 529 plan selling agreements with the Company. Accordingly, during 2020, the Company recorded $62.6 million which is captured within underwriting and distribution fees.

Through revenue sharing allocation agreements with affiliates, the Company received $4.0 million from the gross sales of assets and $43.7 million from average assets under management during the year. In addition, the Company provides accounting, information technology, legal, marketing, rent and other services. These

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2020

expenses are allocated out of their respective lines on the statement of earnings to affiliates, however, some mark-up for these services is recorded as revenue. During 2020, the Company received $1.7 million of revenue for these services. These are based on cost to provide services and do not necessarily represent the cost of these services had they been obtained from a third party. The expense allocations to affiliates are shown in the table below:

Service related expenses, allocated to affiliates:		
Compensation and benefits	$	(50,741)
General and administrative		(7,022)
Technology		(9,439)
Occupancy		(3,504)
Marketing and advertising		(10)
Depreciation		(4,016)
Investment and other income		(260)
Total service related expenses	$	(74,992)

WDR allocates expenses for nonvested shares of WDR stock to the Company that, in turn, are granted to certain key personnel of the Company. For the year ended December 31, 2020, the Company recorded share-based compensation expense totaling $14.0 million that is included in compensation and related costs in the consolidated statement of earnings.

The return of capital and dividends within the statement of changes in stockholder's equity consist entirely of amounts paid to WDR.

27   (Continued)

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2020

(15) Subsidiaries not Consolidated in the Company's FOCUS Report Form X-17A-5

The statement of financial condition of the Company filed in accordance with instructions to FOCUS Form X-17A-5 Part II for the year ended December 31, 2020 was not consolidated with its subsidiaries. The condensed combined statement of assets and liabilities of the Company's subsidiaries at December 31, 2020 that were not consolidated in the December 31, 2020 FOCUS Form X-17A-5 Part II statement of financial condition is presented as follows (in thousands):

Assets:		
Cash	$	93,921
Receivables and prepaids		86,272
Property and equipment, net		16,273
Current income taxes		1,727
Deferred income taxes		7,191
Other assets		12,135
		217,519
Liabilities:		
Accounts payable		44,678
Payable to customers		82,165
Accrued compensation		17,001
Other current liabilities		7,724
Accrued pension costs		20
Other non-current liabilities		8,556
		160,144
Company equity in net assets of subsidiaries	$	57,375

(16) Contingencies

The Company is involved from time to time in various legal proceedings, regulatory investigations and claims incident to the normal conduct of business, which may include proceedings that are specific to us and others generally applicable to business practices within the industries in which we operate. A substantial legal liability or a significant regulatory action against us could have an adverse effect on our business, financial condition and on the results of operations in a particular quarter or year.

The Company establishes reserves for litigation and similar matters when those matters present material loss contingencies that management determines to be both probable and reasonably estimable in accordance with ASC 450, *"Contingencies."* These amounts are not reduced by amounts that may be recovered under insurance or claims against third parties, but undiscounted receivables from insurers or other third parties may be accrued separately. The Company regularly revises such accruals in light of new information. The Company discloses the nature of the contingency when management believes it is reasonably possible the outcome may be significant to the Company's consolidated financial statements and, where feasible, an

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2020

estimate of the possible loss. For purposes of our litigation contingency disclosures, "significant" includes material matters as well as other items that management believes should be disclosed. Management's judgment is required related to contingent liabilities because the outcomes are difficult to predict. At December 31, 2020, there were no contingencies recorded on the balance sheet.

Litigation Relating to the Merger

Three complaints have been filed by purported stockholders of WDR challenging the merger. The first complaint, filed by Shiva Stein individually, in the United States District Court for the Southern District of New York, is captioned Shiva Stein v. Waddell & Reed Financial, Inc. et al., case number 1:21-cv-00668. The second complaint, filed in the United States District Court for the Eastern District of New York by Chris Burgess individually, is captioned Chris Burgess v. Waddell & Reed Financial, Inc. et al., case number 1:21-cv-00541. The third complaint, filed in the United States District Court for the District of Delaware by Marc Waterman individually, is captioned Marc Waterman v. Waddell & Reed Financial, Inc. et al., case number 1:21-cv-00140. The complaints generally allege, among other things, that WDR and the Board of Directors authorized the filing of a materially incomplete and misleading preliminary proxy statement with the SEC. Among other remedies, the complaints seek to enjoin the stockholder vote at WDR's special meeting to be held to approve the adoption of the Merger Agreement and related matters unless and until WDR discloses and disseminates the requested information to WDR's stockholders, as well as to award damages, costs and attorneys' fees. WDR believes that the complaints are without merit but is unable to predict the outcome of the ultimate resolution of the lawsuits, or the potential loss, if any, that may result. There can be no assurances that additional complaints or demands will not be filed or made with respect to the merger.

(17) Concentration of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents. The Company maintains cash and cash equivalents with various financial institutions. Cash deposits maintained at financial institutions may exceed the federally insured limit.

Our corporate investments expose us to market risk. The underlying holdings of our AUM and AUA are also subject to market risk, which may arise from changes in equity prices, credit ratings, foreign currency exchange rates, and interest rates.

The market volatility that began in March 2020, as a result of the reaction to COVID-19 and its impact on the global economy, resulted in significant depreciation in the stock markets. In the second through fourth quarters of 2020, the markets rebounded, benefiting our measures of AUM and AUA and the revenues that are based on these assets for these periods.

Some of our expenses, particularly certain distribution expenses, are directly correlated with revenue, and we saw increases in these expenses in line with the revenue increases during the second through fourth quarters of 2020. While the Company took several incremental actions to reduce controllable expenses, defined as Compensation and benefits, General and administrative, Technology, Occupancy and Marketing and advertising, throughout 2020, we took a long-term view and invested in the areas we thought would allow us to come out of the pandemic in a stronger position to drive growth.

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2020

We transitioned most of our workforce and advisors to a work from home environment early in March 2020. By late March, 98% of our employees were working remotely, with negligible downtime. The remote work environment has largely continued through the end of 2020 and into the new year. Our steady and proactive response has allowed our asset management and wealth management businesses to maintain full continuity of service and the access that our clients need and expect. With a successful transition to a remote working environment, we plan to closely monitor developments and reintroduce employees to the workplace only when it is safe to do so. The transition of employees to a work from home environment did not result in any material incremental expenses during 2020.